Exhibit 99.1

Yirendai Reports Second Quarter 2018 Financial Results

BEIJING, Aug. 28, 2018 /PRNewswire/ — Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the quarter ended June 30, 2018.

	For the Three Months Ended
in RMB million	30-Jun-18	30-Jun-17	YoY Change
Amount of Loans Facilitated	11,736.2	8,536.1	38%
Total Net Revenue	1,519.6	1,183.1	28%
Net Income	204.7	269.1	-24%
Adjusted EBITDA (non-GAAP)*	563.7	378.4	49%
Adjusted Net Income (non-GAAP)*	440.5	269.1	64%

* For the second quarter of 2018, adjusted EBITDA and adjusted net income includes RMB 235.9 million adjustment on income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

In the second quarter of 2018, Yirendai facilitated RMB 11,736.2 million (US$1,773.6 million) of loans to 177,754 qualified individual borrowers through its online marketplace, representing a year-over-year growth of 38%; 23.4% of loan volume were generated by repeat borrowers who have successfully borrowed on Yirendai’s platform before; 76.3% of the borrowers were acquired from online channels; 100% of the loan volume originated from online channels was facilitated through mobile.

In the second quarter of 2018, Yirendai facilitated 202,380 investors with total investment amount of RMB 12,175.4 million (US$1,840.0 million), 100% of which was facilitated through its online platform and 96% of which was facilitated through its mobile application.

In the second quarter of 2018, total net revenue was RMB 1,519.6 million (US$229.6 million), an increase of 28% from prior year; net income was RMB 204.7 million (US$30.9 million), a decrease of 24% from prior year; and adjusted net income in the second quarter of 2018 was RMB 440.5 million (US$66.6 million), an increase of 64% from prior year.

“Our operating results in the second quarter continued to be solid with loan origination volume increased by 38% from the previous quarter,” commented Ms. Yihan Fang, Chief Executive Officer of Yirendai. “We have also continued to make progress in growing our online wealth management business — Yiren Wealth. Furthermore, we have seen continued efforts from the government to promote the healthy development of our industry. We will continue to execute our strategies to build Yirendai into the exceedingly compliant online platform in China to offer the safe and professional financial products and services to consumers.”

“We are pleased to report another solid quarter despite a challenging market environment with business uncertainties,” commented Mr. Dennis Cong, Chief Financial Officer of Yirendai. “Funding remains the key for our growth and we are proud to announce our new partnership with Xinwang Bank to further diversify and optimize our funding structure. As a top industry player with strong risk management capabilities, we believe that we are well-positioned for the upcoming P2P registration process as well as capturing the long-term growth potential thereafter.”

Accounting Policy Change

The Company previously identified the investor as the only customer under ASC 606. Subsequent to the earning release for the quarter ended March 31, 2018, the Company has revised the accounting policy to recognize both the investor and borrower as customers. Accordingly, borrower’s credit risk is no longer treated as variable consideration, but reflected as a provision of contract assets. The comparable unaudited consolidated financial information for the first quarter of 2018 was adjusted for such change, resulting in the recognition of provision of contract assets of RMB116.6 million, and the net revenue has been grossed up by the same amount. In addition, the Company has revised to recognize service fees charged from investor over the term of the investment period. The net impact of such changes to the net income of the quarter ended March 31, 2018 was not material.

Second Quarter 2018 Financial Results

Total amount of loans facilitated in the second quarter of 2018, was RMB 11,736.2 million (US$1,773.6 million), increased by 38% from RMB 8,536.1 million in the same period last year, reflecting strong demand for our products and services, especially from customers acquired from online channels. As of June 30, 2018, Yirendai had facilitated approximately RMB 97.6 billion (US$14.8 billion) in loan principal since its inception.

Total net revenue in the second quarter of 2018 was RMB 1,519.6 million (US$229.6 million), increased by 28% from RMB 1,183.1 million in the same period last year. The increase of total net revenue was mainly attributable to the growth of loan origination volume as well as the increase in the total asset under management.

Sales and marketing expenses in the second quarter of 2018 were RMB 793.8 million (US$120.0 million), compared to RMB617.9 million in the same period last year. Sales and marketing expenses in the second quarter of 2018 accounted for 6.8% of amount of loans facilitated, decreased from 7.2% in the same period last year due to increased marketing efficiencies.

Origination and servicing costs in the second quarter of 2018 were RMB 147.0 million (US$22.2 million), compared to RMB 93.1 million in the same period last year. Origination and servicing costs in the second quarter of 2018 accounted for 1.3% of amount of loans facilitated, increased from 1.1% in the same period last year mainly due to increased collection efforts this quarter.

General and administrative expenses in the second quarter of 2018 were RMB 336.1 million (US$50.8 million), compared to RMB 98.6 million in the same period last year. General and administrative expenses in the second quarter of 2018 accounted for 22.1% of total net revenue, compared to 8.3% in the same period last year. The increase in general and administrative expenses was mainly due to an expense of RMB 200.0 million (US$30.2 million) related to the quality assurance program; prior to the remaining balance of performing loans facilitated under the Company’s quality assurance program being transferred to a third-party guarantee company.

Income tax expense in the second quarter of 2018 was RMB 41.1 million (US$6.2 million). Since the first quarter of 2017, Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., a subsidiary of the Company, enjoyed a favorable enterprise income tax rate of 12.5% as a software enterprise which qualification was confirmed by local tax bureau in the third quarter of 2016. This makes it eligible for an exemption of enterprise income tax for 2015 and 2016 and a favorable enterprise income tax rate of 12.5% for 2017, 2018 and 2019.

Net income in the second quarter of 2018 was RMB 204.7 million (US$30.9 million), decreased by 24% from RMB269.1 million in the same period last year.

Adjusted net income (non-GAAP) in the second quarter of 2018 was RMB 440.5 million (US$66.6 million), increased by 64% from RMB 269.1 million in the same period last year. For the second quarter of 2018, net income would by positively impacted by RMB 235.9 million if ASC 606 was not adopted, generated from loans facilitated prior to 2018.

Adjusted EBITDA (non-GAAP) in the second quarter of 2018 was RMB 563.7 million (US$85.2 million), increased by 49% from RMB 378.4 million in the same period last year. Adjusted EBITDA margin[1] (non-GAAP) in the second quarter of 2018 was 37.1%, compared to 32.0% in the same period last year. For the second quarter of 2018, adjusted EBITDA includes RMB 314.5 million adjustment on pre-tax income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

Basic income per ADS in the second quarter of 2018 was RMB 3.37 (US$0.51), decreased from RMB 4.50 in the same period last year.

Adjusted basic income per ADS in the second quarter of 2018 was RMB 7.26 (US$1.10). Adjusted basic income per ADS includes RMB 235.9 adjustment on income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

Diluted income per ADS in the second quarter of 2018 was RMB 3.31 (US$0.50), decreased from RMB 4.45 in the same period last year.

Adjusted diluted income per ADS in the second quarter of 2018 was RMB 7.13 (US$1.08). Adjusted diluted income per ADS includes RMB 235.9 adjustment on income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

Net cash used in operating activities in the second quarter of 2018 was RMB 1,370.1 million (US$207.1 million), compared to net cash generated from operating activities of RMB 530.4 million in the same period last year. The decrease in net cash generated from operating activities is mainly due to an increase in loans with a monthly fee collection schedule as well as increased payouts of principal and accrued interest on default loans from the quality assurance program this quarter.

As of June 30, 2018, cash and cash equivalents was RMB 567.5 million (US$85.8 million), compared to RMB 1,666.9 million as of March 31, 2018. As of June 30, 2018, balance of held-to-maturity investments was RMB 312.1 million (US$47.2 million), compared to RMB 9.7 million as of March 31, 2018. As of June 30, 2018, balance of available-for-sale investments was RMB 530.1 million (US$80.1 million), compared to RMB 990.9 million as of March 31, 2018.

Delinquency rates. As of June 30, 2018, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.8%, 1.2% and 1.3%, compared to 0.8%, 1.6% and 1.3%, as of March 31, 2018.

Cumulative M3+ net charge-off rates. As of June 30, 2018, the cumulative M3+ net charge-off rate for loans originated in 2015 was 10.1%, compared to 9.7% as of March 31, 2018. As of June 30, 2018, the cumulative M3+ net charge-off rate for loans originated in 2016 was 8.7%, compared to 7.4% as of March 31, 2018. As of June 30, 2018, the cumulative M3+ net charge-off rate for loans originated in 2017 was 6.0%, compared to 3.0% as of March 31, 2018. As the 2015 and 2016 vintage loans continue to mature, the charge off level is broadly consistent with our risk performance expectation.

Other Operating Metrics and Business Results

•                  As of June 30, 2018, remaining principal of performing loans totaled RMB 45.8 billion (US$6.9 billion), increased by 5% from RMB 43.8 billion as of March 31, 2018 and 65% from RMB 27.9 billion as of June 30, 2017.

•                  In the second quarter of 2018, Grade I, II, III, IV and V loans represented 9.0%, 26.9%, 27.2%, 20.7% and 16.2% of the Company’s product portfolio, respectively.

Other Developments

Credit Assurance Program

To ensure compliance with regulatory requirements, starting from May 2018, the Company has discontinued its quality assurance program. Effective May 2018, loans facilitated on the Company’s platform will be covered by a new credit assurance program operated by a third-party guarantee company. Under the new credit assurance program, the guarantee company will operate a reserve fund collected from borrowers and will compensate investors for losses from borrower’s default up to the cash available in the fund. Additionally, as of May 2018, the Company has transferred the guarantee liability related to the quality assurance program to the guarantee company at the estimated fair value on the date of transfer; therefore the Company derecognized the guarantee liability upon the transfer. The Company’s existing liability from quality assurance program has been fully transferred to a credit assurance program set up and managed by a third-party guarantee company. The Company recorded the consideration payable as payable to the guarantee company as of June 30, 2018. The restricted cash was still reported on the Company’s balance sheet as of June 30, 2018. As a result of the above, as of June 30, 2018, substantially all outstanding loans facilitated through Yirendai’s platform are either covered through a credit enhancement program operated by a third-party guarantee company or PICC’s surety insurance program.

Institutional Funding Update

As of August 2018, the Company has entered into new funding arrangements with Goldman Sachs, a leading global investment firm as well as XinWang Bank, one of the three Internet banks in China.

Dividend Policy Update

In August 2018, the Company’s board of directors have approved to temporarily suspend the semi-annual dividend policy due to a challenging market environment with business uncertainties.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted net income, adjusted EBITDA, adjusted EBITDA margin, adjusted basic income per ADS and adjusted diluted income per ADS as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.6171 to US$1.00, the effective noon buying rate on June 29, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yirendai’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on August 28, 2018 (or 8:00 a.m. Beijing/Hong Kong Time on August 29, 2018.)

Dial-in details for the earnings conference call are as follows:

International:	+65 6713-5090

U.S. Toll Free:	+1 866-519-4004

Hong Kong Toll Free:	800-906-601

Mainland China:	400-620-8038

Conference ID:	9685367

A replay of the conference call may be accessed by phone at the following numbers until September 5, 2018:

International:	+61 2-8199-0299

U.S. Toll Free:	+1 855-452-5696

Conference ID: 9685367

A live and archived webcast of the conference call will be available on Yirendai’s website at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit ir.yirendai.com.

For investor and media inquiries, please contact:

Yirendai
Hui (Matthew) Li
Director of Investor Relations
Email: ir@yirendai.com

[1] Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	USD	RMB	RMB	USD
		(Revised*)
Net revenue:
Loan facilitation services	1,121,200	1,247,616	997,450	150,736	2,097,598	2,245,066	339,283
Post-origination services	41,389	53,405	61,673	9,320	74,701	115,078	17,391
Account management services	—	361,121	401,960	60,746	—	763,081	115,320
Others	20,468	47,173	58,489	8,839	32,357	105,662	15,968
Total net revenue *	1,183,057	1,709,315	1,519,572	229,641	2,204,656	3,228,887	487,962
Operating costs and expenses:
Sales and marketing	617,880	781,726	793,750	119,954	1,087,260	1,575,476	238,092
Origination and servicing	93,147	142,740	147,031	22,220	151,931	289,771	43,791
General and administrative	98,614	338,030	336,062	50,787	199,112	674,092	101,871
Total operating costs and expenses	809,641	1,262,496	1,276,843	192,961	1,438,303	2,539,339	383,754
Interest income	27,398	28,276	23,409	3,538	51,547	51,685	7,811
Fair value adjustments related to Consolidated ABFE	(1,915)	4,463	142,603	21,551	(560)	147,066	22,225
Provision expenses *	—	(116,624)	(163,029)	(24,637)	—	(279,653)	(42,262)
Non-operating income, net	555	(452)	5	1	762	(447)	(68)
Income before provision for income taxes	399,454	362,482	245,717	37,133	818,102	608,199	91,914
Income tax expense/(benefit)	130,358	83,578	41,054	6,204	198,105	124,632	18,836
Net income	269,096	278,904	204,663	30,929	619,997	483,567	73,078

Weighted average number of ordinary shares outstanding, basic	119,603,286	121,368,093	121,429,290	121,429,290	119,582,176	121,397,446	121,397,446
Basic income per share	2.2499	2.2980	1.6855	0.2547	5.1847	3.9833	0.6020
Basic income per ADS	4.4998	4.5960	3.3710	0.5094	10.3694	7.9666	1.2040

Weighted average number of ordinary shares outstanding, diluted	120,833,406	123,773,063	123,656,710	123,656,710	120,837,995	123,713,641	123,713,641
Diluted income per share	2.2270	2.2533	1.6551	0.2501	5.1308	3.9088	0.5907
Diluted income per ADS	4.4540	4.5066	3.3102	0.5002	10.2616	7.8176	1.1814

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	530,371	(337,727)	(1,370,147)	(207,062)	1,094,875	(1,707,874)	(258,101)
Net cash used in investing activities	(95,702)	(382,191)	(491,870)	(74,333)	(523,388)	(874,061)	(132,091)
Net cash (used in)/ provided by financing activities	(94,993)	(45,176)	197,184	29,799	(139,834)	152,008	22,972
Effect of foreign exchange rate changes	(6,463)	(10,976)	8,117	1,227	(10,242)	(2,859)	(432)
Net increase/(decrease) in cash, cash equivalents and restricted cash	333,213	(776,070)	(1,656,716)	(250,369)	421,411	(2,432,786)	(367,652)
Cash, cash equivalents and restricted cash, beginning of period	2,274,709	3,662,868	2,886,798	436,263	2,186,511	3,662,868	553,546
Cash, cash equivalents and restricted cash, end of period	2,607,922	2,886,798	1,230,082	185,894	2,607,922	1,230,082	185,894

Unaudited Consolidated Balance Sheet

(in thousands)

	As of
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	USD
		(Revised*)

Cash and cash equivalents	891,154	1,666,866	567,502	85,762
Restricted cash	1,716,768	1,219,932	662,580	100,132
Accounts receivable	18,109	10,956	6,856	1,036
Prepaid expenses and other assets	619,504	1,191,191	1,228,150	185,603
Loans at fair value	269,952	888,786	1,659,310	250,761
Amounts due from related parties	2,824	129,229	119,616	18,077
Held-to-maturity investments	589,329	9,679	312,101	47,166
Available-for-sale investments	1,262,260	990,873	530,057	80,104
Property, equipment and software, net	59,838	83,279	96,769	14,624
Deferred tax assets *	559,794	806,798	429,964	64,978
Contract assets, net *	—	2,410,688	2,552,900	385,803
Total assets	5,989,532	9,408,277	8,165,805	1,234,046
Accounts payable	15,153	35,747	36,657	5,540
Amounts due to related parties	45,425	70,875	54,954	8,305
Liabilities from quality assurance program and guarantee	1,961,315	2,745,530	12,152	1,836
Deferred revenue	173,386	—	—	—
Payable to third-party credit assurance program	—	—	1,241,859	187,674
Payable to investors at fair value	200,947	75,983	51,988	7,857
Accrued expenses and other liabilities *	780,555	1,170,206	1,234,407	186,548
Deferred tax liabilities *	60,000	627,321	658,156	99,463
Contract liabilities *	—	334,658	294,680	44,533
Total liabilities	3,236,781	5,060,320	3,584,853	541,756
Ordinary shares	75	76	76	11
Additional paid-in capital	950,151	1,149,698	1,174,158	177,443
Accumulated other comprehensive income/ (loss)	19,216	(1,502)	9,005	1,361
Retained earnings*	1,783,309	3,199,685	3,397,713	513,475
Total equity	2,752,751	4,347,957	4,580,952	692,290
Total liabilities and equity	5,989,532	9,408,277	8,165,805	1,234,046

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of investors and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	USD	RMB	RMB	USD
		(Revised*)
Operating Highlights
Amount of loans facilitated	8,536,087	11,956,720	11,736,216	1,773,620	15,782,171	23,692,936	3,580,562
Loans generated from online channels	4,271,610	6,940,343	7,608,411	1,149,811	7,861,739	14,548,754	2,198,660
Loans generated from offline channels	4,264,477	5,016,377	4,127,805	623,809	7,920,432	9,144,182	1,381,902
Number of borrowers	138,529	174,128	177,754	177,754	263,319	351,725	351,725
Borrowers from online channels	98,245	126,276	135,686	135,686	184,190	261,814	261,814
Borrowers from offline channels	40,284	47,852	42,068	42,068	79,129	89,911	89,911
Number of investors	199,591	214,231	202,380	202,380	324,672	349,526	349,526
Investors from online channels	199,591	214,231	202,380	202,380	324,672	349,526	349,526

Reconciliation of Net Income
Net income	269,096	278,904	204,663	30,929	619,997	483,567	73,078
Adjustments on net income generated from loans pre-2018 (before adopting ASC606) *	—	249,422	235,877	35,647	—	485,299	73,340
Adjusted net income	269,096	528,326	440,540	66,576	619,997	968,866	146,418

Reconciliation of EBITDA
Net income	269,096	278,904	204,663	30,929	619,997	483,567	73,078
Adjustments on income before income taxes, generated from loans pre-2018 (before adopting ASC606) *	—	332,563	314,503	47,529	—	647,066	97,787
Interest income	(27,398)	(28,276)	(23,409)	(3,538)	(51,547)	(51,685)	(7,811)
Income tax expense	130,358	83,578	41,054	6,204	198,105	124,632	18,836
Depreciation and amortization	4,923	8,500	9,119	1,378	9,099	17,619	2,663
Share-based compensation	1,455	17,574	17,791	2,689	3,077	35,365	5,344
Adjusted EBITDA *	378,434	692,843	563,721	85,191	778,731	1,256,564	189,897
Adjusted EBITDA margin *	32.0%	40.5%	37.1%	37.1%	35.3%	38.9%	38.9%

* Please refer to accounting policy change disclosed above.

Operating Highlights

(in thousands)

	As of
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	USD
Operating Highlights
Remaining principal of performing loans	27,871,922	43,843,775	45,849,674	6,928,968
Remaining principal of performing loans covered by quality assurance program and guarantee	27,502,314	40,855,141	148,523	22,445
Remaining principal of performing loans covered by third-party credit assurance program	—	—	42,149,174	6,369,735

Delinquency Rates

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2013	0.2%	0.4%	0.3%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
December 31, 2016	0.4%	0.7%	0.6%
December 31, 2017	0.8%	0.9%	0.7%
March 31, 2018	0.8%	1.6%	1.3%
June 30, 2018	0.8%	1.2%	1.3%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
December 31, 2016	0.6%	1.0%	0.8%
December 31, 2017	1.2%	1.2%	0.9%
March 31, 2018	1.0%	2.2%	1.8%
June 30, 2018	0.9%	1.5%	1.6%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
December 31, 2016	0.4%	0.6%	0.4%
December 31, 2017	0.5%	0.7%	0.5%
March 31, 2018	0.6%	1.1%	0.8%
June 30, 2018	0.7%	1.0%	1.0%

Net Charge-Off Rate for Upgraded Risk Grid
Loan issued period	Customer grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of June 30, 2018	Total Net Charge-Off Rate as of June 30, 2018
		(in RMB thousands)	(in RMB thousands)
2014	I	—	—	—
	II	1,921,372	85,697	4.5%
	III	303,276	19,295	6.4%
	IV	—	—	—
	V	3,913	518	13.2%
	Total	2,228,561	105,510	4.7%
2015	I	146,490	4,254	2.9%
	II	1,614,354	94,718	5.9%
	III	2,521,705	210,958	8.4%
	IV	2,506,107	264,606	10.6%
	V	2,768,957	389,048	14.1%
	Total	9,557,613	963,584	10.1%
2016	I	497,220	14,806	3.0%
	II	3,137,889	127,756	4.1%
	III	3,763,081	217,374	5.8%
	IV	5,183,233	394,979	7.6%
	V	7,799,180	1,025,257	13.1%
	Total	20,380,603	1,780,172	8.7%
2017	I	2,701,162	48,174	1.8%
	II	9,079,647	358,000	3.9%
	III	10,611,451	633,448	6.0%
	IV	10,263,135	707,636	6.9%
	V	8,750,663	745,081	8.5%
	Total	41,406,058	2,492,339	6.0%
1H 2018	I	2,118,371	2,080	0.1%
	II	6,186,170	18,023	0.3%
	III	6,242,087	20,918	0.3%
	IV	5,780,058	20,785	0.4%
	V	3,366,250	14,766	0.4%
	Total	23,692,936	76,572	0.3%

M3+ Net Charge-Off Rate

Loan issued	Month on Book
period	4	7	10	13	16	19	22	25	28	31	34
2013Q1	1.9%	3.2%	3.1%	2.3%	2.0%	0.9%	0.5%	0.5%	0.4%	0.4%	0.4%
2013Q2	1.8%	3.6%	4.5%	5.9%	6.4%	7.4%	6.1%	7.0%	7.5%	7.5%	7.8%
2013Q3	0.5%	2.8%	4.2%	5.5%	6.1%	6.5%	7.1%	7.1%	7.0%	6.9%	6.9%
2013Q4	0.7%	3.4%	4.8%	6.2%	6.8%	7.5%	8.3%	8.3%	8.2%	8.5%	8.3%
2014Q1	1.0%	4.2%	6.1%	7.0%	8.4%	9.3%	9.8%	9.7%	9.9%	9.8%	9.5%
2014Q2	0.5%	1.8%	2.6%	3.8%	4.3%	4.6%	4.6%	4.7%	4.7%	4.7%	4.8%
2014Q3	0.2%	0.8%	2.0%	2.8%	3.3%	3.7%	4.0%	4.2%	4.2%	4.1%	4.1%
2014Q4	0.3%	1.5%	2.7%	3.5%	4.1%	4.6%	5.1%	5.2%	5.2%	5.3%	5.3%
2015Q1	0.6%	2.7%	4.4%	5.8%	7.1%	8.2%	9.1%	9.6%	9.9%	10.2%	10.3%
2015Q2	0.5%	2.1%	3.7%	5.3%	6.6%	7.7%	8.6%	9.2%	9.6%	9.8%	10.1%
2015Q3	0.2%	1.6%	3.4%	4.9%	6.4%	7.4%	8.1%	8.6%	9.1%	9.5%
2015Q4	0.2%	1.6%	3.2%	4.9%	6.2%	7.2%	8.0%	8.7%	9.4%
2016Q1	0.2%	1.3%	2.9%	4.3%	5.4%	6.4%	7.2%	8.1%
2016Q2	0.2%	1.7%	3.4%	4.9%	6.1%	7.1%	8.3%
2016Q3	0.1%	1.5%	3.2%	4.6%	6.0%	7.5%
2016Q4	0.2%	1.5%	3.0%	4.6%	6.4%
2017Q1	0.2%	1.4%	3.2%	5.4%
2017Q2	0.3%	2.0%	4.7%
2017Q3	0.4%	3.0%
2017Q4	0.6%